U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                          LIONS GATE INVESTMENT LIMITED
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0222710
                     (I.R.S. Employer Identification Number)


          2271 Flanders Avenue, S.W., Calgary, Alberta, T2T 5K9 Canada
                    (Address of principal executive offices)


                            Telephone: (403)606-7696
                           (Issuer's telephone number)


              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS


PART I....................................................................................................................3

ITEM 1.  DESCRIPTION OF BUSINESS..........................................................................................3
   BUSINESS DEVELOPMENT...................................................................................................3
   DESCRIPTION OF OUR BUSINESS............................................................................................3

ITEM 2.  PLAN OF OPERATION................................................................................................4
   DEVELOPMENT PLAN FOR GROWTH OF OUR OIL AND GAS BUSINESS................................................................5
ITEM 3.  DESCRIPTION OF PROPERTY..........................................................................................6
   OFFICE PREMISES........................................................................................................6
   OIL AND GAS PROPERTIES.................................................................................................6
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................7
ITEM 5.  DIRECTORS AND EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS...................................................8
ITEM 6.  EXECUTIVE COMPENSATION...........................................................................................9
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................9
ITEM 8.  DESCRIPTION OF SECURITIES........................................................................................9
PART II..................................................................................................................10
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.................10
ITEM 2.  LEGAL PROCEEDINGS...............................................................................................11
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................................................................11
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.........................................................................11
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................................................................12
PART - FINANCIAL STATEMENTS..............................................................................................13
PART III.................................................................................................................22
ITEM 1.  INDEX TO EXHIBITS...............................................................................................22
SIGNATURES...............................................................................................................22


                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

We were incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful corporate purpose. On February 14, 2001, we entered into a royalty assignment agreement with Mr. N. Desmond Smith of Calgary, Alberta to acquire a 2% overriding royalty on certain petroleum producing lands in the Province of Alberta, Canada. The property is known as Edgerton "27" and is located at Township 42, Range 3 West 4 Meridian, Section 27. The royalty was granted to Mr. Smith by Harbour Petroleum Company Limited. Revenue from this royalty interest and cash on hand of approximately US$50,000 will permit us to undertake an initial exploration program in the Wainwright area of the Province of Alberta. This royalty acquisition is the first material business which we have undertaken. We are an oil and gas exploration company and seek to expand our portfolio of oil and gas exploration properties in western Canada and the western United States.

We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings.

Description of our Business

(i) OUR PRINCIPAL PRODUCTS AND SERVICES

We are a junior oil and gas exploration company. We have a 2% overriding royalty on certain petroleum producing lands in the Province of Alberta, Canada known as Edgerton "27" and located at Township 42, Range 3 West 4 Meridian, Section 27. We acquired our royalty in an arm's length negotiation with Mr. N. Desmond Smith of Calgary, Alberta in consideration for 100,000 of our common shares at a deemed price of $0.50 per share. Following our acquisition of the royalty, we offered Mr. Smith the position of President of our company. Mr. Smith will be overseeing our initial exploration in the Wainwright area and has been given the task of assembling our portfolio of oil and gas exploration properties in western Canada and the western United States.

(ii) COMPETITIVE BUSINESS CONDITIONS AND OUR POSITION IN OUR INDUSTRY

Vast areas of Western Canada and the U.S. have been explored and in some cases leased through oil and gas exploration programs. Vast areas also remain unexplored and/or unleased. The costs of most phase one oil and gas exploration programs are relatively modest. Additionally, in many more prospective areas, extensive literature is readily available with respect to previous exploration and development activities. These facts make it possible for a junior oil and gas exploration company with experienced management such as ours to be very competitive with other similar companies. In effect, we are also competitive with senior companies who are doing grass roots exploration. In the event our exploration activities uncover prospective hydrocarbon indicators, we anticipate being able to attract the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration. We are at a competitive disadvantage compared to established oil and gas exploration companies when it comes to being able to complete extensive exploration programs on leases which we may hold in the future. If we are unable to raise capital to pay for extensive exploration, we will be required to enter into joint ventures with industry partners which will result in our interests being substantially diluted.

As long as management of our company remains committed to building a portfolio of petroleum and natural gas properties principally through their own efforts, we will be able to continue operating on modest cash reserves for an extended period of time.

(iii) SOURCES AND AVAILABILITY OF RAW MATERIALS

Our management team seeks to assemble a portfolio of quality petroleum and natural gas exploration properties in western Canada and the United States. Management's exploration experience and industry contacts will enable us to assemble the portfolio of petroleum and natural gas exploration properties through acquisitions by our own management team and by acquiring new rights through farm in agreements where new rights can be acquired on favourable terms.

(vi)  REQUIREMENT OF GOVERNMENT APPROVAL

We are not in a business which requires government approval for principal products or services. In the event petroleum and natural gas rights or leases which we own or which we acquire in the future prove to host viable hydrocarbon reserves, we would be required to apply for government approvals in order to commence production. All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of hydrocarbon reserves.

The oil and gas industry in Canada is highly regulated. Our President, Mr. N. Desmond Smith, has extensive industry experience and is familiar with all government regulations respecting the initial acquisition and early exploration of petroleum and natural gas rights and leases in western Canada. We are unaware of any proposed or probable government regulations which would have a negative impact on the oil and gas industry in western Canada. We propose to adhere strictly to the regulatory framework which governs oil and gas operations in Canada and the United States.

(iv)  COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

At the present time, our costs of compliance with environmental laws are minimal as we are in the process of acquiring petroleum and natural gas rights and doing preliminary exploration activities only. In the event that property which we may lease in the future hosts viable hydrocarbon deposits, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these properties. These exploration plans will be prepared by qualified petroleum engineers.

(v)   OUR EXPENDITURES DURING THE LAST TWO FISCAL YEARS
      ON RESEARCH AND DEVELOPMENT ACTIVITIES

We were incorporated in October, 1999 and completed our first fiscal year end on December 31, 2000. Since our inception, we have incurred expenditures of approximately $4,000 relating to the preparation of our audited financial statements. We have also issued 100,000 of our common shares at a deemed price of $0.50 per share to Mr. N. Desmond Smith in consideration for our royalty interest in Edgerton "27".

(vi)  OUR FULL TIME AND PART TIME EMPLOYEES

We currently have one part time employee, namely Mr. N. Desmond Smith, our President, C.F.O. and Secretary.

ITEM 2.  PLAN OF OPERATION

In February, 2001, we issued 100,000 shares at $0.50 per share under Regulation S to raise proceeds of $50,000. We will receive approximately $10,000 per year in royalty payments from our interest in Edgerton "27". This financing and our cash flow is sufficient to satisfy our cash requirements for the next 12 months assuming that our activities are limited to a two phase exploration program in the vicinity of our current royalty interest. Management of the Company will continue to actively seek new investors to increase our cash reserves which will permit management to seek additional oil and gas exploration properties.

We do not expect any significant changes in the number of our employees. Presently, we are fortunate to have the services of an experienced President given our limited financial resources. Our current management team will satisfy our requirements for the foreseeable future.

We expect to acquire as many petroleum and natural gas rights as possible over the next 12 months given our limited financial resources. Where possible, we will issue common shares in payment of new petroleum and natural gas rights or options to acquire oil and gas properties to preserve our cash reserves.

Development Plan for Growth of our Oil and Gas Business

Geophysical Data Audit

The initial stage of our business plan will commence in the summer of 2001. We will examine suitable trade geophysical data available in the immediate vicinity of our current royalty interest. Our examination of trade data brokers' inventory will determine the geographic location, age and parameters of existing data with a view to acquiring and re-processing suitable data. The study is anticipated to take approximately 60 days and acquisition and processing will take an additional 30 days.

The estimated costs of this initial program in Canadian dollars are:



         Data Acquisition - 20 kilometers (12.5 miles) @ $400 per kilometer:             $  8,000
         Re-processing - @ $300 per kilometer:                                           $  6,000
         Consultant - Identification and monitoring reprocessing
           @ $500 per day for 10 days:                                                   $  5,000
                                                                                         --------

         Total:                                                                          $ 19,000



Geophysical Acquisition Programme

The initial geophysical audit programme will identify selected areas that require specific data acquisition to define drilling targets. The programme may be structured as a geophysical farm-in with a drilling option or we may elect to acquire the data on open Crown Lands. In the first case we will contract with property owners or the owners of hydrocarbon rights to allow us to acquire data in exchange for an option to drill on the subject lands if our geophysical data defines a prospective drilling target. In the second case, we would acquire the proprietary data with a view to requesting the Province of Alberta to post the lands for public auction. In either case we would secure the optimum drilling locations.

The estimated costs of a geophysical exploration programme in Canadian dollars are:

         Permitting and Right of Way @ $1500 per kilometer
           -10 kilometers:                                         $15,000
         Acquisition @ $2000 per kilometer:                        $20,000
         Processing and Interpretation:                            $ 7,000
                                                                   -------

         Total:                                                    $42,000

Drilling Option

We currently do not have the funds necessary to pursue a drilling program following our first two phases. However, in the event drill targets are identified and we are able to raise funding independently or through industry partners, we would consider the following options.

We would use our geophysical audit and acquisition data as an enticement to lessors of mineral rights to trade our data for the right to drill an earning well on the petroleum and natural gas rights at no additional cost to the lessor. We would seek to recover our drilling cost from the sale of the first hydrocarbons and after recovery of these costs share in future development and profits at the negotiated rates.

Alternatively, should our geophysical acquisition delineate a drilling target on open Crown lands, we would place a bid to acquire a lease to the lands at a regulated open auction. Current land prices vary from $400 to $1500 dollars per acre and the size of the offered lands could be as high as 640 acres. In this scenario the Company would not share the interest in the mineral rights with third parties.

Drilling option scenario costs in Canadian dollars are:

         Drilling one well to a depth of 750 metres:                $250,000
                                                                    --------

         Total:                                                     $250,000

Land acquisition scenario costs in Canadian dollars are:

         Acquiring 640 acres @ $1000 per acre:                      $640,000
         Drilling costs per well @ eight wells:                   $2,000,000
                                                                  ----------

         Total:                                                   $2,640,000

ITEM 3.  DESCRIPTION OF PROPERTY

Office Premises

We operate from our offices at 2271 Flanders Avenue, S.W., Calgary, Alberta, T2T 5K9, Canada. Space is provided to us on a rent free basis by Mr. Smith, a director of the Company. We are not a party to any lease. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

Oil and Gas Properties

Our 2% gross overriding royalty burdens the petroleum and natural gas lands described as Section 27, Township 42, Range 3, West 4 Meridian in the Province of Alberta, Canada. There are currently 10 wells situated on the property of which five are producing oil wells and one is a formation water disposal well. Harbour Petroleum Company Limited initially drilled the wells and operatorship has been transferred to Talisman Energy Inc.

The property is located approximately 120 miles east of Edmonton, Alberta. The property has been on continuous production since 1994. In 1994, Talisman Energy Inc. became the operator and placed the five producing wells on stream. The wells cumulatively produce approximately 40 barrels of oil per day generating approximately CDN$850 per month as our royalty. The producing wells are identified as:

         Harbour Talisman Chauvs 10-27-42-3W4M
         Harbour Talisman Chauvs 11-27-42-3W4M

         Harbour Talisman Chauvs 14b-27-42-3W4M
         Harbour Talisman Chauvs 14d-27-42-3W4M
         Harbour Talisman Chauvs 15-27-42-3W4M

Geology in the area of our royalty interest

The Sparky Formation is a shallow water deltaic to offshore bar sequence of clastic sediments deposited into a regressive Lower Cretaceous Boreal sea. The Formation is one of seven distinct units of the Upper Mannville group that constitutes regressive and transgressive marine incursions into the mid continent from the northern Boreal sea of the Cretaceous Age. The source of sediments for the Sparky Formation is the Canadian Shield and the Western Cordillera. The Sparky is underlain by the coal sequence of the general petroleum formation and capped by the sparky coal unit.

In the area of our royalty interest the Sparky is 20-30 metres (65-100 feet) in thickness with reservoir net pay approaching 10 metres (35 feet). The oil is deemed to be heavy with an API ranging from 20 to 26 degrees. The main reservoir is a well-sorted quartzose siltstone/sandstone unit.

Hydrocarbons are entrapped by stratigraphic limitations pinching out to the structurally up dip (north east) direction. Occasionally the reservoir sands are truncated by post depositional channel cuts of the next sequence of continental transgression into the seaway.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


                  NAME AND ADDRESS               AMOUNT AND NATURE      PERCENT
TITLE OF CLASS    OF BENEFICIAL OWNER            OF BENEFICIAL OWNER    OF CLASS
--------------    -------------------            -------------------    --------

    Common        Keith Ebert                      2,500,000 shares       51.02%
                  Director                         Direct Ownership
                  Suite 2901
                  1201 Marinaside Crescent
                  Vancouver, B.C.
                  V6Z 2V2

    Common        N. Desmond Smith                 100,000 shares         2%
                  President, C.F.O. Secretary and  Direct Ownership
                  Director
                  2271 Flanders Ave. S.W.
                  Calgary, Alberta
                  T2T 5K9

    Common        Management as a                  2,600,000 shares       53%
                  group                            Direct Ownership

The balance of our outstanding common stock is held by 45 persons.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS

Our directors and officers are as follows:

NAME                            AGE             POSITION
----                            ---             --------

Keith Ebert                     35              Director
N. Desmond Smith                46              President, C.F.O. and Secretary

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director.

Resumes

N. Desmond Smith was appointed to his positions on March 23, 2001. Mr. Smith devotes his time to our company on an as needed basis which he expects to be approximately 20 hours per month initially. Mr. Smith is a professional geologist, B.Sc. (Honors) Geology, University of British Columbia, 1975. Mr. Smith has 26 years experience in oil and gas exploration development including positions as geologist with Hudson Bay Oil and Gas Company Limited and Canada City Services Ltd. Mr. Smith was also a senior geologist with Harbour Petroleum Company Limited. In 1981, Mr. Smith co-founded Tai Resources Ltd. for which he acted as director and president until 1994. Under Mr. Smith's direction, Tai Energy completed equity financings totaling approximately $12 million and increased its portfolio of petroleum and natural gas assets to a point which qualified the company for a listing on the Toronto Stock Exchange in 1993. Tai Energy was the subject of a friendly takeover bid by Maxx Petroleum in 1994. Following the takeover, Mr. Smith accepted a consulting position as chief operating officer of Commonwealth Oil & Gas Company Limited. Mr. Smith remained with Commonwealth Oil & Gas Company Limited from 1995 to 2000 during which time he co-negotiated the first onshore exploration, development and production sharing agreement in the Republic of Azerbaijan. During this period of time, Commonwealth's parent company was successful in raising equity financing of over $17 million. From 2000 to the present, Mr. Smith has worked with Texas T Resources Inc. and Nostra Terra (Overseas) Ltd. in the positions of director/president and manager respectively. Mr. Smith's chief responsibilities with these companies has been to co-ordinate the exploration, development and production of hydrocarbons by consulting geologists and geophysicists.

Keith Ebert has been a director of our company since October 30, 1999. Mr. Ebert devotes his time on an as needed basis which he expects to be approximately five hours per month. During the calendar year ended December 31, 2000, Mr. Ebert dedicated approximately 100 hours to the business of operating our company. Mr. Ebert is not a director or officer of any other reporting company however Mr. Ebert acts as a contract consultant to other companies who pay Mr. Ebert for his services. Mr. Ebert's consulting obligations take up the majority of Mr. Ebert's working hours.

Mr. Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987). For the three years preceding the date of this registration statement, Mr. Ebert has been self employed managing his investment portfolio and doing corporate finance consulting work. Mr. Ebert worked for Marleau, Lemire Securities Inc. from February, 1993 to July, 1995 as manager of North American West Coast institutional sales. Mr. Ebert worked for C.M. Oliver & Co. Ltd. from July, 1995 to May, 1997 as manager of North American West Coast institutional sales. Marleau, Lemire Securities Inc. and C.M. Oliver & Co. Ltd. were broker dealers registered by the Investment Dealers Association of Canada. Mr. Ebert has diverse corporate finance experience across a broad spectrum of industries ranging from technology to resource. In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam. Mr. Ebert acted as branch manager of C.M. Oliver & Co. Ltd. in London, England from October, 1995 to January, 1997.

Conflicts of Interest

Our officers and directors may in the future become shareholders, officers or directors of other exploration and development companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

ITEM 6.  EXECUTIVE COMPENSATION

Mr. Ebert was issued 2,250,000 shares of our company at a deemed price of $0.001 per share in consideration for his services in organizing Cascadia and acting as officer and director. Mr. Ebert purchased an additional 250,000 shares for cash at $0.001 per share.

No other compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and director are not accruing any compensation pursuant to any agreement with us.



------------------------------------------------------------------------------------------------------------------------
                                               SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------
                                                                              Long Term Compensation
------------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation                    Awards            Payouts
------------------------------------------------------------------------------------------------------------------------
          (a)             (b)        (c)         (d)          (e)          (f)          (g)          (h)         (i)
------------------------------------------------------------------------------------------------------------------------
                                                             Other                                               All
                                                            Annual      Restricted   Securities                 Other
                                                             Comp-        Stock      Underlying      LTIP       Comp-
Name and Principle                 Salary       Bonus      ensation      Award(s)    Option/SARs   Payouts    ensation
   Position              Year        ($)         ($)          ($)          ($)          (#)          ($)         ($)
------------------------------------------------------------------------------------------------------------------------
Keith A. Ebert,          1999/      $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
Director                 2000
------------------------------------------------------------------------------------------------------------------------
N. Desmond Smith,        2001       $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
President, C.F.O. and
Secretary
------------------------------------------------------------------------------------------------------------------------



ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing our company, acting as a director and officer and building our business plan. Mr. Ebert is a former officer who now serves only as a director.

On February 14, 2001, we issued Mr. N. Desmond Smith 100,000 common shares in consideration for our 2% gross overriding royalty on Edgerton "27". This acquisition was done at arm's length. Mr. Smith was subsequently appointed President, C.F.O. and Secretary of our company on March 23, 2001.

ITEM 8.  DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. There are 4,900,000 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares. 200,000 of our 4,900,000 issued shares are restricted securities as that term is defined in the Securities Act.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and
* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and
* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and
* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

As of the date of this registration statement, 4,700,000 of our shares are eligible for sale under Rule 144 of the Securities Act of 1933. In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders

There are forty seven holders of our common stock.

Dividends

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent

We do not have a transfer agent at this time.

ITEM 2.  LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have no changes in or disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 45 subscribers under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and building our business plan. The value of the services rendered is $2,250. We relied on the exemption contained in Regulation S of the Securities Act of 1933.

On February 14, 2001, we issued 100,000 common shares at $0.50 per share to one subscriber under Regulation S. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On February 14, 2001, we issued Mr. N. Desmond Smith 100,000 common shares under Regulation S of the Securities Act of 1933 in consideration for our 2% royalty in Edgerton "27".

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

                           PART - FINANCIAL STATEMENTS















                          LIONS GATE INVESTMENT LIMITED
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                           (EXPRESSED IN U.S. DOLLARS)


                                FEBRUARY 28, 2001



 DAVIDSON & COMPANY      Chartered Accountants          A Partnership of Incorporated Professionals
---------------------------------------------------------------------------------------------------





                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of Lions Gate Investment Limited
(A Development Stage Company)


We have audited the balance sheets of Lions Gate Investment Limited (A Development Stage Company) as at February 28, 2001 and February 29, 2000 and the related statements of operations, stockholders' equity and cash flows for the year ended February 28, 2001, the period from incorporation on October 29, 1999 to February 29, 2000 and the period from incorporation on October 29, 1999 to February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for the year ended February 28, 2001, the period from incorporation on October 29, 1999 to February 29, 2000 and the period from incorporation on October 29, 1999 to February 28, 2001 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.




                                                            "DAVIDSON & COMPANY"
                                                              DAVIDSON & COMPANY

Vancouver, Canada                                          Chartered Accountants

March 7, 2001
                          A MEMBER OF SC INTERNATIONAL
                            ------------------------
             Suite 1200, Stock Exchange Tower, 609 Granville Street,
         P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
BALANCE SHEETS
(Expressed in U.S. dollars)



======================================================================================================

                                                                 February 28,         February 29,
                                                                         2001                2000
------------------------------------------------------------------------------------------------------


ASSETS

CURRENT
    Cash                                                        $      50,899         $       2,487

ROYALTY INTEREST (Note 4)                                              50,000                    --
                                                                -------------         -------------

                                                                $     100,899         $       2,487
======================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT
         Accounts payable and accrued liabilities               $       2,500         $       1,500
                                                                -------------         -------------


STOCKHOLDERS' EQUITY
    Capital stock (Note 5)
       Authorized
        100,000,000 common shares with a par value of $0.0001
       Issued
          4,900,000 common shares                                         490                   470

    Additional paid-in capital                                        104,210                 4,230

    Deficit accumulated during the development stage                   (6,301)               (3,713)
                                                                -------------         -------------

                                                                       98,399                   987
                                                                -------------         -------------

                                                                $     100,899         $       2,487
======================================================================================================



ON BEHALF OF THE BOARD:



/s/ Keith Ebert                               Director
---------------------------------------------
Keith Ebert




    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

================================================================================

                                    Period From                      Period From
                                  Incorporation                    Incorporation
                                             on                               on
                                    October 29,                      October 29,
                                        1999 to      Year Ended          1999 to
                                   February 28,    February 28,     February 29,
                                           2001            2001             2000
--------------------------------------------------------------------------------

EXPENSES
         Office and miscellaneous       $   3,301      $  1,088   $     2,213
         Professional fees                  3,000         1,500         1,500
                                        ---------      --------   -----------

LOSS FOR THE PERIOD                     $  (6,301)   $   (2,588)  $    (3,713)
================================================================================


BASIC AND DILUTED LOSS PER SHARE                     $    (0.01)  $     (0.01)
================================================================================


WEIGHTED AVERAGE SHARES ISSUED                        4,707,672     4,700,000
================================================================================




























    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)



====================================================================================================================
                                                                        Period From                      Period From
                                                                      Incorporation                    Incorporation
                                                                                 on                               on
                                                                        October 29,                      October 29,
                                                                            1999 to      Year Ended          1999 to
                                                                       February 28,    February 28,     February 29,
                                                                               2001            2001             2000
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                                     $ (6,301)       $ (2,588)       $ (3,713)
    Item not affecting cash:
       Common shares issued for services                                       2,250              --           2,250

    Changes in non-cash working capital items:
       Increase in accounts payable and accrued liabilities                    2,500           1,000           1,500
                                                                            --------        --------        --------

         Net cash provided by (used in) operating activities                  (1,551)         (1,588)             37
                                                                            --------        --------        --------


CASH FLOWS FROM FINANCING ACTIVITIES
         Share subscriptions received in advance                               2,450              --           2,450
         Shares issued for cash                                               50,000          50,000              --
                                                                            --------        --------        --------

         Net cash provided by financing activities                            52,450          50,000           2,450
                                                                            --------        --------        --------


CHANGE IN CASH POSITION DURING THE PERIOD                                     50,899          48,412           2,487


CASH POSITION, BEGINNING OF THE PERIOD                                            --           2,487              --
                                                                            --------        --------        --------


CASH POSITION, END OF THE PERIOD                                            $ 50,899        $ 50,899        $  2,487
====================================================================================================================

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS:
         Cash paid for income taxes                                         $     --        $     --        $     --
         Cash paid for interest                                             $     --        $     --        $     --
====================================================================================================================

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING,
         AND FINANCING ACTIVITIES:
         Common shares issued for services                                  $  2,250        $     --        $  2,250
         Common shares issued for royalty interest                          $ 50,000        $ 50,000        $     --
====================================================================================================================



    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in U.S. dollars)



==================================================================================================================
                                                                                           Deficit
                                                                                       Accumulated
                                                  Common Stock           Additional     During the           Total
                                        ------------------------------      Paid-in    Development   Stockholders'
                                            Shares           Amount         Capital          Stage          Equity
------------------------------------------------------------------------------------------------------------------



BALANCE, OCTOBER 29, 1999                         --      $      --      $      --      $      --       $      --

    Common shares issued
         for services                      2,250,000            225          2,025             --           2,250

    Common shares issued for cash          2,450,000            245          2,205             --           2,450

    Loss for the period                           --             --             --         (3,713)         (3,713)
                                           ---------      ---------      ---------      ---------       ---------

BALANCE, FEBRUARY 29, 2000                 4,700,000            470          4,230         (3,713)            987

    Private placement                        100,000             10         49,990             --          50,000

    Acquisition of royalty interest          100,000             10         49,990             --          50,000

    Loss for the year                             --             --             --         (2,588)         (2,588)
                                           ---------      ---------      ---------      ---------       ---------

BALANCE, FEBRUARY 28, 2001                 4,900,000      $     490      $ 104,210      $  (6,301)      $  98,399
==================================================================================================================

















    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
FEBRUARY 28, 2001




1.       ORGANIZATION OF THE COMPANY

         The Company was incorporated on October 29, 1999 under the laws of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada. In accordance with Statement of Financial Accounting Standards No. 7 "Accounting and Reporting by Development Stage Companys", the Company is deemed to be in the Development Stage. During the current year, the Company issued 100,000 common shares at an agreed value of $50,000 to acquire a 2% gross overriding royalty interest on oil and gas production.


2.       GOING CONCERN

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company's management plans on advancing funds on an as needed basis and in the longer term, deriving cash from revenue from the operations. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations.

         =======================================================================
                                                  February 28,    February 29,
                                                          2001            2000
         -----------------------------------------------------------------------

         Deficit                                     $  (6,301)      $  (3,713)
         Working capital                                48,399             987
         =======================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

         INCOME TAXES

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
FEBRUARY 28, 2001


================================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

         ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of February 28, 2001.

         STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

         BASIC LOSS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.


4.       ROYALTY INTEREST

         =======================================================================
                                          February 28,         February 29,
                                                  2001                 2000
         -----------------------------------------------------------------------

         Royalty interest                     $ 50,000          $    --
         =======================================================================

         EDGERTON, ALBERTA

         During the current year, the Company issued 100,000 common shares with an agreed value of $50,000 to acquire a 2% gross overriding royalty interest over certain petroleum producing lands in the Province of Alberta, Canada known as Edgerton "27", TWP 42, RGE 3, W4M, Section 27 granted by Harbour Petroleum Company Limited. All royalty payments due under the Royalty Agreement shall accrue to the Company commencing March 1, 2001.

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
FEBRUARY 28, 2001




5.       CAPITAL STOCK

         On November 1, 1999, the Company issued 2,450,000 of its common shares for proceeds of $2,450 and issued 2,250,000 of its common shares at an agreed value of $2,250 for services rendered.

         On February 14, 2001, the Company completed a private placement of 100,000 common shares for proceeds of $50,000.

         On February 14, 2001, the Company issued 100,000 common shares with a par value of $0.0001 for an agreed value of $50,000 for acquisition of a royalty interest (Note 4).


6.       RELATED PARTY TRANSACTION

         During the year ended February 29, 2000, the Company issued 2,250,000 common shares at an agreed value of $2,250 to a director of the Company in exchange for services rendered.


7.       INCOME TAXES

         For income tax purposes, the Company has a net operating loss carryforward ("NOL") at February 28, 2001 of approximately $6,300 expiring in 2018 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

         The Company has deferred tax assets of approximately $2,016 at February 28, 2001, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization.


8.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The following exhibits are filed with this Form 10-SB:

ASSIGNED
NUMBER                  DESCRIPTION
-------                 -----------

3.1                     Articles of Incorporation
3.2                     By-Laws
10.1                    Assignment Agreement
10.2                    Overriding Royalty Agreement
23.1                    Consent of Davidson & Company
27                      Financial Data Schedule


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           LIONS GATE INVESTMENT LIMITED


Date:    April 6, 2001                     By:   /s/ N. Desmond Smith
                                                 -------------------------------
                                                 N. Desmond Smith,
                                                 President, C.F.O. and Secretary



                                       22